Exhibit 12.4

Ameren Energy Generating Company

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2005	2006	2007		2008		2009
Net income from continuing operations	$96,732	$48,929	$124,894		$175,450		$154,912
Less- Change in accounting standard	(15,600)	—	—		—		—
Add- Taxes based on income	72,433	21,955	77,799		100,005		96,462

Net income before income taxes and change in accounting standard	184,765	70,884	202,693		275,455		251,374
Add- fixed charges:
Interest on short-term and long-term debt	71,720	59,070	54,783	(1)	54,153	(1)	57,612	(1)
Estimated interest cost within rental expense	—	107	164		228		304
Amortization of net debt premium, discount, and expenses	1,345	586	586		760		866

Total fixed charges	73,065	59,763	55,533		55,141		58,782

Earnings available for fixed charges	$257,830	$130,647	$258,226		$330,596		$310,156

Ratio of earnings to fixed charges	3.52	2.18	4.64		5.99		5.27

(1)	Includes FIN 48 interest expense